January 3, 2020

Jennifer K. Simpson
President and Chief Executive Officer
Delcath Systems, Inc.
1633 Broadway, Suite 22C
New York, New York 10019

       Re: Delcath Systems, Inc.
           Registration Statement on Form S-1
           Filed December 30, 2019
           File No. 333-235751

Dear Dr. Simpson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    John D. Hogoboom